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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number 001-40695

Dole plc
(Exact name of registrant as specified in its charter)

29 North Anne Street, Dublin 7
D07 PH36 Ireland

200 S. Tryon St, Suite #600, Charlotte, NC
United States 28202
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F ◻ Form 40-F

On May 15, 2024, Dole plc (the “Company”) will host a conference call and simultaneous webcast to discuss the Company’s financial results for the three months ended March 31, 2024. An archived replay of the webcast and the investor presentation used during the webcast will be available shortly after the live event has concluded in the Investors section of the Company’s website, www.doleplc.com/investors. The Quarterly Report for the three months ended March 31, 2024 is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Dole plc Quarterly Report for the three months ended March 31, 2024.

DOLE PLC
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2024	DOLE PLC (Registrant)
By: /s/ Jacinta Devine
Name: Jacinta Devine
Title: Chief Financial Officer